UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Vyant Bio, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

2 Executive Campus

2370 State Route 70, Suite 310

Address of Principal Executive Office (Street and Number)

Cherry Hill, NJ 08002

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vyant Bio, Inc. (the “Company”) plans to file its Annual Report on Form 10-Q for the quarter ended June 30, 2022 (the “Form 10-Q”) with the Securities and Exchange Commission (“SEC”) as soon as practicable and within the 5 calendar day period provided by Rule 12b-25 for delayed filings. The delay is due primarily to the factors described below.

As previously reported, in December 2021, the Company determined to sell vivoPharm Pty Ltd (“vivoPharm”) and related subsidiaries and engaged an investment banker to assist in the process. The Company classified the vivoPharm business as held for sale as of December 31, 2021 and classified this business as a discontinuing operation in its financial statements. In connection with the reclassification of the vivoPharm business as held for sale, the Company completed a valuation of the net carrying value of this business and recorded a goodwill impairment charge for the fourth quarter of 2021. The Company updated the valuation of the vivoPharm business as of March 31, 2022 for purposes of preparing its first quarter 2022 financial statements, and is required to again update the valuation of the vivoPharm business as of June 30, 2022 for purposes of preparing its June 30, 2022 financial statements. During the second quarter of 2022, the Company received two offers for mutually exclusive components of the vivoPharm business, and is assessing the carrying value of each asset group using the estimated net sales proceeds based on those offers. Based on the discussions and negotiations to date, the Company anticipates that it will record an additional non-cash intangible asset impairment charge in the second quarter of 2022. However, the two sets of negotiations are fluid, and very recent developments have caused the Company to need to make further revisions to its estimate of domestic and international tax considerations that may impact net sales proceeds and the resulting impairment charge and related matters resulting from those changes.

As a result of the foregoing, the Company cannot, without unreasonable effort or expense, file the Form 10-Q on the applicable due date of August 16, 2022. The Company anticipates that it will be able to file the Form 10-Q within the extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Andrew D.C. LaFrence	(612)	802-9299
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

When filed, the Form 10-Q will reflect the results of continuing operations of the Company without the vivoPharm business, which will be treated as a discontinuing operation, significantly changing the Company’s results of operations versus the last fiscal year.

In addition, the Company is not yet able to provide a quantitative comparison of results to the corresponding period of the last fiscal year due to the ongoing analysis of the non-cash intangible asset impairment charge and its effect on the Company’s financial statements as of and for the three and six-month periods ended June 30, 2022.

Vyant Bio, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2022	By:	/s/ Andrew D.C. LaFrence
Andrew D.C. LaFrence
		Title:	Chief Financial Officer